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                                  AMENDMENT TO
                        INVESTMENT SUBADVISORY AGREEMENT

This Amendment to Investment Subadvisory Agreement (the "Amendment") dated as of May 1, 2007, amends that certain Investment Management Agreement dated as of April 2, 2002, and any schedules or attachments thereto (the "Agreement") by and between Diversified Investment Advisors, Inc., a Delaware corporation ("Diversified") and Wellington Management Company, LLP (the "Subadvisor").

                                   WITNESSETH:

     WHEREAS, Diversified and the Subadvisor have theretofore entered into the Agreement governing the terms and conditions regarding investment advisory services provided by the Subadvisor to the Special Equity Portfolio (the "Portfolio") as identified therein;

     WHEREAS, Diversified and the Subadvisor desire to amend the Agreement as set forth below;

NOW, THEREFORE, in consideration of the above premises, and the mutual promises and covenants herein contained, the parties hereto do hereby agree as follows:

     1. Duties of the Subadvisor. Section 1 of the Agreement shall be revised to delete the following paragraph 4: "The Subadvisor shall assume the responsibility for proxy voting in accordance with its Proxy Voting Guidelines for US Securities." It shall be replaced in its entirety with the following paragraph 4: "Upon request, the Subadvisor shall also make recommendations to Diversified as to the manner in which voting rights, rights to consent to corporate actions and any other rights pertaining to the securities comprising the Assets shall be exercised. Diversified, however, will assume the responsibility for the actual voting of any voting rights."

     2. Fee Schedule. Schedule B of the Agreement is hereby deleted and replaced with the attached Schedule B.

     3. Miscellaneous.

          (a) This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.


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          (b)  This Amendment may be executed in one or more counterparts, all of which together shall constitute the same instrument.

          (c) All other terms and provisions of the Agreement not amended herein shall remain in full force and effect. In the event of a conflict between the Agreement and the Amendment it is understood and agreed that the provisions of this Amendment shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers, as of the day and year first written above.

DIVERSIFIED INVESTMENT ADVISORS, INC.   WELLINGTON MANAGEMENT COMPANY, LLP


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


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                                   SCHEDULE B

The Subadvisor shall be compensated for its services under this Agreement on the basis of the below-described annual fee schedule. The fee schedule shall only be amended by agreement between the parties.

                                  FEE SCHEDULE

                               0.50% OF NET ASSETS

Net assets are equal to the market value of the portion of the Portfolio allocated to the Subadvisor. Fees will be calculated by multiplying the arithmetic average of the beginning and ending monthly net assets for each calendar month by the fee schedule and dividing by twelve. The fee for each calendar quarter will be paid quarterly in arrears.


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